ORIGINOIL, INC.
5645 West Adams Blvd,
Los Angeles, CA 90016

September 26, 2011

EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long

Re:	OriginOil, Inc.
Registration Statement on Form S-1 Filed July 27, 2011
File No. 333-175815

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OriginOil, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on September 27, 2011, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ORIGINOIL, INC. By: /s/T. Riggs Eckelberry Name: T. Riggs Eckelberry Title: Chief Executive Officer